UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

February 2, 2023

Date of Report (date of earliest event reported)

PHP Ventures acquisition corp.

(Exact name of Registrant as specified in its charter)

Delaware	001-40696	86-3368971
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

CT 10-06, Level 10

Corporate Tower Subang Square

Jalan SS15/4G

Subang Jaya

47500 Selangor, Malaysia

(Address of principal executive offices)

+60 3 5888 8485

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one-half of one redeemable warrant, and one right to acquire one-tenth of one share of Class A common stock	PPHPU	The Nasdaq Stock Market LLC

Class A Common Stock, $0.0001 par value per share	PPHP	The Nasdaq Stock Market LLC

Rights, exchangeable into one-tenth of one share of Class A common stock	PPHPR	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PPHPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The Company has agreed to a Business Combination with United Kingdom incorporated Modulex Modular Buildings Plc (“Modulex”) whereby PHP shares will be exchanged for those of Modulex and Modulex will be the continuing company listed on the Nasdaq Exchange. A rechartering proxy Schedule 14A was filed on December 15, 2022, and on December 30, 2022, shareholder approval was obtained for proposals which extended the time for the Company to close a business combination. This 8-K discloses redemptions among other information previously disclosed.

Item 7.01	Regulation FD Disclosure.

The information set forth below under this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

In connection with Proposal 1 to amend the Company’s Amended and Restated Certificate of Incorporation to extend the date by which the Company must consummate a Business Combination transaction from February 16, 2023 to August 16, 2023, on a monthly basis, (the date which is 24 months from the closing date of the Company’s IPO), stockholders elected to redeem 4,067,250 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), which represents approximately 71% of the shares that were part of the units that were sold in the Company’s initial public offering. Following such redemptions, approximately $17,456,772 million will remain in the trust account and 1,682,760 shares of Class A Common Stock will remain issued and outstanding.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On December 30, 2022, the Company held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation giving the Company the right to extend the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (a “Business Combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s Class A common stock included as part of the units sold in the Company’s initial public offering that closed on August 16, 2021 (the “IPO”) from February 16, 2023 (the “Termination Date”) by up to six (6) one-month extensions to August 16, 2023 at a price of $0.0625 per share per month, commencing February 16, 2023, our current Termination Date (which we refer to as the “Extension,” and such later date, the “Extended Deadline”) (such proposal is the “Extension Amendment Proposal”).

Item 5.07	Submission of Matters to a Vote of Security Holders

At the Special Meeting, of the 7,480,900 shares of common stock outstanding and entitled to vote, 6,527,307 shares were represented, constituting a quorum. The final results for the matter submitted to a vote of stockholders at the Special Meeting are as follows:

Proposal 1 – The Extension Amendment Proposal: The stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to extend the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (a “Business Combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s Class A common stock included as part of the units sold in the Company’s initial public offering that closed on August 16, 2021 (the “IPO”) from February 16, 2023 (the “Termination Date”) by up to six (6) one-month extensions to August 16, 2023 at a price of $0.0625 per share per month, commencing February 16, 2023, our current Termination Date (which we refer to as the “Extension,” and such later date, the “Extended Deadline”) (such proposal is the “Extension Amendment Proposal”), by the votes set forth in the table below:

FOR		AGAINST		ABSTAIN		BROKER NON-VOTE
Number	%	Number	%	Number	%	Number	%
6,527,288	87.25	19	0.00	0	0.00	n/a	n/a

Proposal 2 - Trust Amendment Proposal: The stockholders approved an amendment to the Investment Management Trust Agreement dated August 16, 2021 (the “Trust Agreement”) entered into between Continental Stock Transfer & Trust Company, as trustee (“Continental”) and the Company governing the trust account (the “Trust Account”) established in connection with the IPO (the “Trust Amendment”), pursuant to the Amended Investment Management Trust Agreement (in the form set forth in Annex B to Proxy Statement filed on January 4, 2023 and amended on January 5, 2023) to extend the date on which Continental must liquidate the Trust Account if the Company has not completed its initial business combination, from February 16, 2023 to August 16, 2023 (or such later date as may be determined by the PHP Ventures stockholders) (such proposal is the “Trust Amendment Proposal”), by the votes set forth in the table below:

FOR		AGAINST		ABSTAIN		BROKER NON-VOTE
Number	%	Number	%	Number	%	Number	%
6,527,288	87.25	0	0.00	0	0.00	n/a	n/a

No other items were presented for stockholder approval at the Special Meeting.

Item 9.01	Financial Statements and Exhibits

Exhibit Number

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 2, 2023

PHP Ventures Acquisition Corp.

By:	/s/ Marcus Choo Yeow Ngoh
Name:	Marcus Choo Yeow Ngoh
Title:	Chief Executive Officer (Principal Executive Officer)